Exhibit 99.1
Chartered Semiconductor Manufacturing
(Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Financial Statements for the Period from April 1, 2007 to March 30, 2008 and Years Ended March 31, 2007 and 2006

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Report of Independent Auditors

The Board of Directors and Shareholders of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
We have audited the accompanying balance sheets of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.) (“the Company”) as of March 31, 2007 and March 30, 2008, and the related income statements, statements of changes in equity and cash flows for each of the two years in the period ended March 31, 2007 and for the period from April 1, 2007 to March 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.) at March 31, 2007 and March 30, 2008, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2007 and for the period from April 1, 2007 to March 30, 2008 in conformity with the Singapore Financial Reporting Standards, which differs in certain respects from U.S. Generally Accepted Accounting Principles (see Note 26 to the financial statements).
/s/ Ernst & Young LLP
Singapore
February 9, 2009

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Income Statements for the Period from April 1, 2007 to March 30, 2008 and Years Ended March 31, 2007 and 2006

		Period from
		April 1, 2007	Year Ended	Year Ended
		to March 30,	March 31,	March 31,
		2008	2007	2006
	Note	$’000	$’000	$’000

Revenue	4	287,192	325,440	292,814
Cost of sales		(224,643)	(226,969)	(231,519)

Gross profit		62,549	98,471	61,295

Other operating income	5	415	2,814	2,153
Selling and administrative expenses		(5,720)	(5,301)	(4,928)
Other operating expenses		(489)	(5,093)	(10,941)

		(5,794)	(7,580)	(13,716)

Profit from operations	6	56,755	90,891	47,579
Finance costs	7	(11,890)	(17,936)	(14,970)

Profit before taxation		44,865	72,955	32,609
Income tax	8	(7,601)	(176)	(269)

Profit after taxation		37,264	72,779	32,340

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Balance sheets as at March 30, 2008 and March 31, 2007

		As at March 30, 2008	As at March 31, 2007
	Note	$’000	$’000

Non-current assets
Property, plant and equipment	9	222,781	254,350
Club memberships	10	38	38
Current assets
Inventories	11	21,969	20,987
Trade receivables	12	21,834	40,144
Other receivables	13	2,589	8,007
Short-term deposits	14	8,250	839
Cash and cash equivalents	14	768	541

		55,410	70,518

Current liabilities
Trade payables	15	28,583	24,204
Other payables and accruals	16	11,227	17,367
Loan from a related company	17	—	420,000
Provision for income tax		4	176

		39,814	461,747

Net current assets/(liabilities)		15,596	(391,229)
Non-current liabilities
Provision for restoration costs	18	2,507	2,112
Deferred tax liability	19	7,597	—

		228,311	(138,953)

Share capital and accumulated losses
Share capital	20	1,109,000	779,000
Accumulated losses		(880,689)	(917,953)

		228,311	(138,953)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Statements of Changes in Equity for the Period from April 1, 2007 to March 30, 2008 and Years Ended March 31, 2007 and 2006

		Period from
		April 1, 2007	Year Ended	Year Ended
		to March 30,	March 31,	March 31,
		2008	2007	2006
	Note	$’000	$’000	$’000

Share capital	20
Balance at beginning of period/year		779,000	779,000	779,000
Issuance of shares		330,000	—	—

Balance at end of period/year		1,109,000	779,000	779,000

Accumulated losses
Balance at beginning of period/year		(917,953)	(990,732)	(1,023,072)
Profit for the period/year		37,264	72,779	32,340

Balance at end of period/year		(880,689)	(917,953)	(990,732)

Total surplus/(deficit)		228,311	(138,953)	(211,732)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Statements of Cash Flows for the Period from April 1, 2007 to March 30, 2008 and Years Ended March 31, 2007 and 2006

	Period from	Year	Year
	April 1, 2007	Ended	Ended
	to March 30,	March 31,	March 31,
	2008	2007	2006
	$’000	$’000	$’000

Cash flows from operating activities
Profit before taxation	44,865	72,955	32,609
Adjustments for:-
Depreciation of property, plant and equipment	53,552	52,741	53,231
Impairment loss	—	5,001	9,874
Unwinding of discount on provision	105	100	95
Gain on disposal of property, plant and equipment	(272)	(56)	(76)
Gain on disposal of club membership	—	—	(3)
Interest income	(45)	(1,129)	(1,448)
Interest expense	11,785	17,836	14,874

Operating profit before working capital changes	109,990	147,448	109,156

(Increase)/decrease in:-
Inventories	(982)	3,682	85
Trade receivables	18,310	(9,664)	17,968
Other receivables	5,418	18,198	5,640
Increase/(decrease) in:-
Trade payables	4,379	(5,600)	7,089
Other payables and accruals	(6,140)	2,106	2,324

Cash flows generated from operations	130,975	156,170	142,262

Interest received	45	1,129	1,448
Interest paid	(11,785)	(17,836)	(14,874)
Income tax paid	(176)	(279)	(159)

Net cash flows from operating activities	119,059	139,184	128,677

Cash flows from investing activities

Proceeds from disposal of property, plant and equipment	374	1,203	76
Proceeds from disposal of club membership	—	—	41
Proceeds from issuance of shares	330,000	—	—
Purchase of property, plant and equipment	(21,795)	(60,602)	(25,559)

Net cash flows generated from/(used in) investing activities	308,579	(59,399)	(25,442)

Cash flows from financing activity

Repayment of loan from a related company	(420,000)	(95,252)	(93,232)

Net cash flows used in financing activity	(420,000)	(95,252)	(93,232)

Net increase/(decrease) in cash and cash equivalents	7,638	(15,467)	10,003
Cash and cash equivalents at beginning of the period/year	1,380	16,847	6,844

Cash and cash equivalents at end of the period/year (Note 14)	9,018	1,380	16,847

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

1.	Corporate information
Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.) (the “Company”), is a limited liability company, which is incorporated and domiciled in Singapore. The Company’s holding company is Hitachi Ltd., which is incorporated in Japan. On March 31, 2008, Chartered Semiconductor Manufacturing Ltd. acquired a 100% equity interest in the Company. Accordingly, the Company’s immediate holding company and ultimate holding company are Chartered Semiconductor Manufacturing Ltd. and Temasek Holdings (Private) Limited respectively, with effect from March 31, 2008. Both companies are incorporated in Singapore.

The registered office and principal place of business of the Company is located at 1 Tampines Industrial Avenue 5, Singapore 528830.

The principal activities of the Company are the manufacture and sale of advanced semiconductor products.

There have been no significant changes in the nature of these activities during the financial period.
2.	Summary of significant accounting policies
2.1	Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”).

The financial statements are presented in Singapore Dollars (“SGD” or “$”) and all values are rounded to the nearest thousand ($’000) except where otherwise indicated.

The accounting policies have been consistently applied by the Company for all periods presented.
2.2	Future changes in accounting policies

The Company has not adopted the following FRS and Interpretation of Financial Reporting Standards (“INT FRS”) that have been issued but not yet effective:

Effective date
(Annual periods
beginning on or after)
FRS 1	Amendment to FRS 1 (revised) Presentation of Financial Statement (Capital Disclosures)	1 January 2008
FRS 1 (revised)	Presentation of Financial Statements	1 January 2009
FRS 23	Amendment to FRS 23, Borrowing Costs	1 January 2009
FRS 107	Financial Instruments: Disclosures	1 January 2008
FRS 108	Operating Segments	1 January 2009
INT FRS 112	Service Concession Arrangements	1 January 2008
INT FRS 113	Customer Loyalty Programmes	1 January 2008
INT FRS 114	FRS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	1 January 2008

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)
2.2	Future changes in accounting policies (cont’d)

The above pronouncements do not apply to the activities of the Company except for FRS 1, FRS 107 and FRS 23 as indicated below.

FRS 107, Financial Instruments: Disclosures and amendment to FRS 1 (revised), Presentation of financial statements (Capital Disclosures)

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to FRS 1 requires the Company to make new disclosures to enable users of the financial statements to evaluate the Company’s objectives, policies and processes for managing capital. The Company will apply FRS 107 and the amendment to FRS 1 from annual period beginning April 1, 2008.

FRS 23, Amendment to FRS 23, Borrowing Costs

FRS 23 has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Accordingly, borrowing costs will be capitalised on qualifying assets with a commencement date after January 1, 2009.
2.3	Functional and foreign currency
(a)	Functional currency

The management has determined the currency of the primary economic environment in which the Company operates i.e. functional currency, to be SGD. Sales prices and major costs of providing goods including major operating expenses are primarily influenced by fluctuations in SGD.
(b)	Foreign currency transactions

Transactions in foreign currencies are measured in the functional currency of the Company and are recorded on initial recognition in the functional currency at exchange rates approximating those ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the balance sheet date are recognised in the income statement.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)
2.4	Related parties/companies

Related companies in these financial statements refer to members of the ultimate holding company’s group of companies, Hitachi Ltd.

Related parties in these financial statements refer to companies with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decision.
2.5	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals are capitalised and expenditure for maintenance and repairs are charged to the income statement.

Depreciation is calculated on the straight-line basis to write off the cost of property, plant and equipment over their estimated useful lives. The estimated useful lives are as follows:-

Buildings	—	30 years (term of lease)
Machinery and equipment	—	8 years
Motor vehicles	—	6 years
Computer equipment and software	—	3 years
Tools, furniture and fittings	—	8 years
Assets under construction are stated at cost. Assets under construction are not depreciated until such time as the relevant assets are completed and put into operational use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The residual values, useful lives and depreciation method are reviewed at each financial year-end to ensure that the amount, period and method of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of property, plant and equipment.

All items of property, plant and equipment are derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the income statement in the year the asset is derecognised.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)

2.6	Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair values as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised on a straight-line basis over the estimated economic useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. The amortisation expense on intangible assets with finite lives is recognised in the income statement through the ‘depreciation and amortisation expenses’ line item.

Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if the events or changes in circumstances indicate that the carrying value may be impaired either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the useful life assessment continues to be supportable.

Club memberships

Club memberships are measured on initial recognition at cost. Following initial recognition, club memberships are carried at cost less any accumulated impairment losses. The useful lives of club memberships are assessed to be indefinite as these are lifetime memberships and have no dates of expiry and are tested for impairment annually or more frequently if the events or changes in circumstances indicate that the carrying value may be impaired. The useful life of club memberships is reviewed annually to determine whether the useful life assessment continues to be supportable. Gains or losses on disposal of club memberships are taken to the income statement.
2.7	Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. Financial assets are recognised on the balance sheet when, and only when, the Company becomes a party to the contractual provisions of the financial instrument.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)

2.7	Financial assets (cont’d)
(a)	Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on investments held for trading are recognised in the income statement.

The Company does not designate any financial assets not held for trading as financial assets at fair value through profit and loss.
(b)	Loans and receivables

Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, and through the amortisation process.
2.8	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at bank, short-term deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
2.9	Trade and other receivables

Trade receivables and other receivables, including amounts due from related companies and related parties are classified and accounted for as loans and receivables under FRS 39. The accounting policy for this category of financial assets is stated in Note 2.7.

An allowance is made for uncollectible amounts when there is objective evidence that the Company will not be able to collect the debt. Bad debts are written off when identified. Further details on the accounting policy for impairment of financial assets are stated in Note 2.10 below.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)

2.10	Impairment of financial assets

The Company assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account. The amount of the loss is recognised in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

2.11	Inventories

Inventories are valued at the lower of cost and net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Costs of inventories are determined as follows:-

Raw materials, spare parts for machinery and equipment	—	purchase cost on a weighted-average basis; and
Work-in-progress	—	costs of raw materials, direct labour and an appropriate proportion of production overheads.
2.12	Financial liabilities

Financial liabilities include trade payables, which are normally settled on 30 to 60 days terms, other amounts payable, payables to related companies and related parties and interest-bearing loans and borrowings. Financial liabilities are recognised on the balance sheet when, and only when, the Company becomes a party to the contractual provisions of the financial instrument. Financial liabilities are initially recognised at fair value of consideration received less directly attributable transaction costs and subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)

2.13	Borrowing costs

Borrowing costs are expensed as incurred.

2.14	Derecognition of financial assets and liabilities
(a)	Financial assets

A financial asset is derecognised where the contractual rights to receive cash flows from the asset have expired.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (a) the consideration received and (b) any cumulative gain or loss that has been recognised directly in equity is recognised in the income statement.

(b)	Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expired.
2.15	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

2.16	Employee benefits
(a)	Defined contribution plans

The Company makes contributions to the Central Provident Fund (“CPF”) scheme in Singapore, a defined contribution pension scheme. Contributions to the national pension scheme are recognised as an expense in the period in which the related service is performed.

(b)	Employee leave entitlement

Employee entitlements to annual leave are recognised as a liability when they accrue to employees. The estimated liability for leave is recognised for services rendered by employees up to balance sheet date.
2.17	Operating leases

Leases where the lessor effectively retains substantially all the risks and rewards of ownership of the leased item are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)

2.18	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.
(a)	Sale of goods

Revenue is recognised upon the transfer of significant risks and rewards of ownership of the goods to the customer, which generally coincides with delivery and acceptance of the goods sold. Revenue is not recognised to the extent where there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible returns of goods.

(b)	Interest income

Interest income is recognised as the interest accrues (using the effective interest method) unless collectibility is in doubt.
2.19	Income taxes
(a)	Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current taxes are recognised in the income statement.

(b)	Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are recognised for all temporary differences, except:-
—	Where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss; and

—	In respect of deductible temporary differences and carry-forward of unused tax credits and unused tax losses, if it is not probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax credits and unused tax losses can be utilised.
The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be utilised.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)

2.19	Income taxes (cont’d)
(b)	Deferred tax (cont’d)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes are recognised in the income statement except that deferred tax relating to items recognised directly in equity is recognised directly in equity.

(c)	Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax except:-
—	Where the sales tax incurred on a purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

—	Receivables and payables that are stated with the amount of sales tax included.
The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheets.
2.20	Government grants

The Company recognises grants when there is reasonable assurance that the conditions attached to the grant will be complied with and that the grant will be received.

Income-related grants are subsidies of expenses incurred, and are disbursed based on the terms of the respective grants, the amount of qualifying expenditures incurred and the achievement of the conditions attached to the grants. Income-related grants are recorded as a reduction of the expenses for which they are intended to reimburse.

When the grant relates to an asset, the fair value is recognised as deferred capital grant on the balance sheet and is amortised to the income statement over the expected useful life of the relevant asset by equal annual instalments.

2.21	Derivative financial instruments

The Company uses derivative financial instruments such as forward contracts to hedge its risks associated primarily with foreign currency fluctuations. Such derivatives financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at each balance sheet date. Derivative financial instruments are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair values on the forward currency contracts are taken to the income statement for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

2.	Summary of significant accounting policies (cont’d)

2.22	Provision for restoration costs

Provision for restoration costs is recognised when there is a requirement at the end of the lease agreement for the return of buildings to tenantable conditions and the return of land to original condition. The liability is measured based on the estimated expenditure required to settle the present obligation at the end of the lease term.

3.	Significant accounting judgements and estimates

The preparation of the Company’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

3.1	Judgements made in applying accounting policies

In the process of applying the Company’s accounting policies, management has made the following judgement, apart from those involving estimations, which has the most significant effect on the amounts recognised in the financial statements:-

Income taxes

The Company recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of the Company’s provision for income tax and deferred income tax at March 30, 2008 was $4,000 (March 31, 2007: $176,000) and $7,597,000 (March 31, 2007: $nil) respectively.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation and uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of these property, plant and equipment to be within 3 to 30 years. These are common life expectancies applied in the industry and in respect of buildings, represents the lease period. The carrying amount of the Company’s property, plant and equipment at March 30, 2008 was approximately $222,781,000 (March 31, 2007: $254,350,000). Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

3.	Significant accounting judgements and estimates (cont’d)

Provision for restoration costs

The Company measures the cost of restoration of the land to its original state with reference to the terms and conditions of the tenancy agreement and the expected date of restoration.

This requires judgmental assumptions in estimating the expected future cash outflows as a result of the restoration and the current pre-tax discount rate which reflects current market assessment of the time value of money and the risk specific to the restoration liability in order to calculate the present value of those future cash flows.
4.	Revenue

Revenue represents sale of goods at invoiced value, net of discounts and goods and services tax (“GST”).
5.	Other operating income

		Period from
		April 1, 2007	Year Ended	Year Ended
		to March 30,	March 31,	March 31,
		2008	2007	2006
		$’000	$’000	$’000

	Foreign exchange gain	—	1,620	619
	Gain on disposal of property, plant and equipment	272	56	76
	Interest income from related company	27	686	734
	Interest income from short-term deposits	18	443	714
	Others	98	9	10

		415	2,814	2,153

6.	Profits from operations

	Directors’ remuneration	567	564	577
	Staff costs (excluding CPF)	45,511	44,851	43,868
	CPF contributions	3,800	3,257	3,247
	Foreign exchange loss	215	—	—
	Depreciation of property, plant and equipment	53,552	52,741	53,231
	Impairment loss	—	5,001	9,874

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

7.	Finance costs

	Period from
	April 1, 2007	Year Ended	Year Ended
	to March 30,	March 31,	March 31,
	2008	2007	2006
	$’000	$’000	$’000
Interest expense relates to:-
Related company	11,785	17,836	14,874
Unwinding of discount on provision	105	100	96

	11,890	17,936	14,970

8.	Income tax
(a)	Major components of income tax expense

The major components of income tax expense for the period/years ended are:-

Current income tax	4	176	279
Deferred income tax (Note 19)	7,597	—	—
Over provision in respect of prior years	—	—	(10)

	7,601	176	269

(i)	The Company enjoys pioneer status for wafer fabrication of advanced semiconductor devices for a period of 10 years from April 1, 1999 whereby its profits from this activity are exempt from income tax, subject to compliance with certain conditions of the Economic Expansion Incentives (Relief from Income Tax) Act.

(ii)	The provision for current income tax in the Company’s financial statements represents tax on non-pioneer income (mainly interest income).

(iii)	The Company has unabsorbed capital allowances and unutilised tax losses of approximately $770,406,000 and $43,688,000 (March 31, 2007: $829,489,000 and $43,688,000) respectively, and utilisation of such unabsorbed capital allowances is subject to the substantial shareholders test at certain relevant dates. By March 30, 2008, the Company became aware that it will be acquired by Chartered Semiconductor Manufacturing Ltd. on March 31, 2008. Therefore, approximately $764,843,000 of unabsorbed capital allowances and $43,688,000 of unutilised tax losses would be forfeited unless the Company secures the tax authority approval to its application for waiver on the shareholding test. As of March 30, 2008, the outcome of the application is unknown.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

8.	Income tax (cont’d)
(b)	Relationship between tax expense and profit before taxation

A reconciliation between the tax expense and the profit before taxation multiplied by the applicable tax rate for the period/years ended is as follow:-

	Period from
	April 1, 2007	Year Ended	Year Ended
	to March 30,	March 31,	March 31,
	2008	2007	2006
	$’000	$’000	$’000

Profit before taxation	44,865	72,955	32,609

Tax expense on profit before taxation at 18% (2007: 18%, 2006: 20%)	8,076	13,132	6,521
Tax exempt income under pioneer status	(8,068)	(12,929)	(6,232)
Origination of temporary difference	7,597	—	—
Tax effect of tax exemptions	(4)	(27)	(10)
Tax effect of over provision in respect of prior years	—	—	(10)

	7,601	176	269

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

9.	Property, plant and equipment

		Machinery		Computer	Tools,	Construction
		and	Motor	equipment	furniture	work-in-
	Buildings	equipment	vehicles	and software	and fittings	progress	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At April 1, 2006	127,776	2,071,492	208	65,236	79,391	6,365	2,350,468
Additions	—	—	—	—	—	60,602	60,602
Reclassification	—	57,960	—	3,975	787	(62,722)	—
Disposals	—	(1,579)	—	—	—	(1,147)	(2,726)
Written off	—	—	—	(3)	(3)	—	(6)

At March 31, 2007 and April 1, 2007	127,776	2,127,873	208	69,208	80,175	3,098	2,408,338
Additions	—	—	—	—	—	21,795	21,795
Reclassification	—	12,606	—	5,375	769	(18,750)	—
Change in discount rate for provision for restoration costs (Note 18)	290	—	—	—	—	—	290
Disposal	—	(5,630)	—	—	—	—	(5,630)
Written off	—	(32)	—	(86)	(11)	—	(129)

At March 30, 2008	128,066	2,134,817	208	74,497	80,933	6,143	2,424,664

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

9.	Property, plant and equipment (cont’d)

		Machinery		Computer	Tools,	Construction
		and	Motor	equipment	furniture	work-in-
	Buildings	equipment	vehicles	and software	and fittings	progress	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Accumulated depreciation and impairment
At April 1, 2006	34,252	1,924,972	139	64,427	74,041	—	2,097,831
Charge for the year	4,317	44,929	36	1,181	2,278	—	52,741
Impairment loss	—	4,955	—	—	46	—	5,001
Disposals	—	(1,579)	—	—	—	—	(1,579)
Written off	—	—	—	(3)	(3)	—	(6)

At March 31, 2007 and April 1, 2007	38,569	1,973,277	175	65,605	76,362	—	2,153,988
Charge for the period	4,307	44,354	33	2,620	2,238	—	53,552
Disposals	—	(5,528)	—	—	—	—	(5,528)
Written off	—	(32)	—	(86)	(11)	—	(129)

At March 30, 2008	42,876	2,012,071	208	68,139	78,589	—	2,201,883

Net carrying amount
At March 31, 2007	89,207	154,596	33	3,603	3,813	3,098	254,350

At March 30, 2008	85,190	122,746	—	6,358	2,344	6,143	222,781

For the year ended March 31, 2006, the Company carried out a review of the recoverable amount of its plant and machinery acquired from 1999 to 2002 because the Company ceased production for one of the product lines. An impairment loss of $9,874,000, representing the write-down of the plant and machinery to the recoverable amount was recognised in “Other operating expenses” (Note 6). A similar review was carried out for the year ended March 31, 2007 because the Company ceased production for one of the product lines. An impairment loss of $5,001,000, representing the write-down of the plant and machinery to the recoverable amount was recognized in “Other operating expenses” (Note 6).

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

10.	Club memberships

	As at March 30,	As at March 31,
	2008	2007
	$’000	$’000

Club memberships, at cost	122	122
Less: Impairment loss	(84)	(84)

Net carrying amount	38	38

11.	Inventories

Balance sheets:
Raw materials	2,163	4,665
Work-in-progress	18,702	14,972
Spare parts for machinery and equipment	1,104	1,350

	21,969	20,987

Income statement:
Inventories recognised as an expense in cost of sales	224,643	226,969
Inclusive of the following (credit)/charge:-
— Inventories written-down	—	351
— Reversal of write-down of inventories	(347)	—

The reversal of write-down of inventories was made upon the usage of the related inventories.

12.	Trade receivables

Amount due from a related company	21,186	39,673
GST receivable	648	471

	21,834	40,144

Trade receivables are non-interest bearing and are generally on 30 to 60 days terms. They are recognised at their original invoice amounts which represent their fair value on initial recognition.

Included in trade receivables of the Company is the following amount denominated in different currency (SGD equivalent):-

United States dollars	21,186	—

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

13.	Other receivables

	As at March 30,	As at March 31,
	2008	2007
	$’000	$’000

Amount due from a related company	—	6,266
Amount due from related parties	—	3
Prepayments	2,448	1,653
Other receivables	141	85

	2,589	8,007

The amounts due from a related company and related parties were non-trade in nature, unsecured, repayable on demand and were to be settled in cash. The amount due from a related company as at March 31, 2007 bore interest at 2.74% per annum. The amounts due from related parties were interest-free.

The amounts due from a related company and related parties are repaid during the period.

14.	Cash and cash equivalents

Short-term deposits	8,250	839
Cash and bank balances	768	541

	9,018	1,380

Short-term deposits are made for varying periods between one day and one month depending on the immediate cash requirements of the Company, and earn interests at the respective short-term deposit rates. The interest rate of short-term deposits ranges from 0.86% to 5.23% (March 31, 2007: 2.92% to 5.32%) per annum.

15.	Trade payables

Amounts due to related companies	5,848	3,903
Amounts due to related parties	169	2,100
Third parties	22,566	18,201

	28,583	24,204

Trade payables are non-interest bearing and are normally settled on 30 to 60 days terms. Included in trade payables of the Company are the following amounts denominated in different currencies (SGD equivalent):-

United States dollars	8,531	6,121
Japanese Yen	10,506	9,225

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

16.	Other payables and accruals

	As at March 30,	As at March 31,
	2008	2007
	$’000	$’000

Amounts due to related companies	—	6,803
Amounts due to related parties	155	164
Accruals	10,971	10,249
Other payables	101	151

	11,227	17,367

The amounts due to related companies and related parties were non-trade in nature, unsecured, interest-free and repayable on demand. These balances are repaid in cash during the financial period.

Included in other payables and accruals of the Company are the following amounts denominated in different currencies (SGD equivalent):-

United States dollars	105	166
Japanese Yen	87	21

17.	Loan from a related company
Loan from a related company amounting to $420,000,000 as at March 31, 2007 is secured by corporate guarantee from its holding company and is under a negative pledge. The loan bore effective interest at 3.86% and had been fully repaid by March 30, 2008.

18.	Provision for restoration costs

At beginning of period/year	2,112	2,012
Unwinding of discount on provision	105	100
Change in discount rate	290	—

At end of period/year	2,507	2,112

The Company recorded a liability related to the requirements at the end of its land lease term to remove its wafer fabrication buildings and return the land on which the buildings have been built to its original condition. The associated cost was capitalised as an increase in the cost of buildings in property, plant and equipment and will be depreciated over the remaining useful lives of the buildings.

The liability, both initially and subsequently, is measured based on the present value of the estimated expenditure required to settle the obligation at the end of the lease term and reflects a current market-based discount rate of 4.30% (March 31, 2007: 4.98%). The Company expects to incur the liability at the end of the lease term in the year ending March 31, 2026.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

19.	Deferred tax liability

	As at March 30,	As at March 31,
	2008	2007
	$’000	$’000
Deferred tax liability at end of the period/year relates to the following:-
Differences in depreciation for tax purposes	8,048	—
Deferred tax asset at end of the period/year relates to the following:-
Provision for restoration costs	(451)	—

	7,597	—

At beginning of the period/year	—	—
Charge to income statement (Note 8)	7,597	—

At end of the period/year	7,597	—

20.	Share capital

	As at March 30, 2008		As at March 31, 2007
	No. of		No. of
	shares		shares
	’000	$’000	’000	$’000

Class A fully paid ordinary shares:-
At beginning of the period/year	440,000	440,000	440,000	440,000
Issuance of shares during the period/year	330,000	330,000	—	—

At end of the period/year	770,000	770,000	440,000	440,000
Class C fully paid ordinary shares:-
At beginning and end of the period/year	1,356,000	339,000	1,356,000	339,000

At end of the period/year	2,126,000	1,109,000	1,796,000	779,000

The Class C shares shall have the same powers and rights as conferred upon the Class A shares and shall rank pari passu with the Class A shares in all respects including the repayment of capital, the participation in surplus assets and profits, the payment of dividend (which shall be non-cumulative) and the payment of capital.

In accordance with the Companies (Amendment) Act 2005, on January 2006, the shares of the Company ceased to have a par value.

The holders of Class A and Class C shares are entitled to receive dividends as and when declared by the Company. All shares carry one vote per share.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

21.	Commitments
(a)	Operating lease commitments — as lessee

The Company has entered into lease agreements for land and staff accommodation. These leases have an average life of between 1 and 30 years with no renewal option. All leases include a clause to enable revision of rental charge on an annual basis based on prevailing market conditions.

Lease terms do not contain restrictions on the Company’s activities concerning dividends, additional debt or further leasing. Operating lease expense recognised in the income statement during the period amounted to $3,972,000 (March 31, 2007: $2,978,000 and March 31, 2006: $3,834,000). Future minimum lease payments under non-cancellable operating leases are as follows:-

	As at March 30,	As at March 31,
	2008	2007
	$’000	$’000

Within one year	1,802	3,076
After one year but not more than five years	6,625	8,143
After 5 years	21,621	27,081

	30,048	38,300

(b)	Capital expenditure commitments

Capital expenditure contracted for as at balance sheet date but not recognised in the financial statements is as follows:-

Capital commitments in respect of property, plant and equipment	1,475	1,841

22.	Related party information
In addition to the related party information disclosed elsewhere in the financial statements, significant transactions with related parties, on term agreed between the parties, were as follows:-

	Period from
	April 1, 2007	Year Ended	Year Ended
	to March 30,	March 31,	March 31,
	2008	2007	2006
	$’000	$’000	$’000

Holding company:-
Purchases of material, machinery, equipment and services	79	66	112

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

22.	Related party information (cont’d)

	Period from April 1, 2007 to March 30, 2008	Year Ended March 31, 2007	Year Ended March 31, 2006
	$’000	$’000	$’000
Related companies:-
Sales of goods	(270,566)	(315,313)	(162,236)
Purchases of material, machinery, equipment and services	27,867	34,482	23,689
Interest income	(27)	(686)	(734)
Interest expense	11,785	17,836	14,874
Sales of property, plant and equipment	—	(1,124)	—
Related parties:-
Sales of goods	(21,405)	—	(122,623)
Purchases of material, machinery, equipment and services	7,342	7,234	5,099
Sales of property, plant and equipment	(204)	(82)	(119)

23.	Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm’s length transaction, other than in a forced or liquidation sale.

Financial instruments carried at fair value

The Company has carried all derivative financial instruments at their fair values as required by FRS 39.

Financial instruments whose carrying amount approximate fair value

Management has determined that the carrying amounts of cash and cash equivalents, current trade and other receivables, current trade and other payables based on their notional amounts reasonably approximate their fair values because these are mostly short-term in nature.

24.	Financial risk management objectives and policies

The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, foreign currency risk and interest rate risk. The management reviews and agrees policies for managing each of these risks and they are summarised below.
(a)	Credit risk

Credit risk, or the risk of counterparties defaulting, is managed through the application of credit approvals, credit limits and monitoring procedures.

The carrying amount of cash and cash equivalents, trade and other receivables represent the Company’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

At balance sheet date, approximately 97% (March 31, 2007: 99%) of the Company’s trade receivables was due from a related company.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

24.	Financial risk management objectives and policies (cont’d)
(b)	Liquidity risk

In the management of liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and mitigate the effects of fluctuation in cash flows. Short-term funding is funded by loans from a related company and third party. Adequate lines of credit are maintained to ensure necessary liquidity. The Company also relies on its ultimate holding company for continuing financial support.

(c)	Foreign currency risk

The Company has exposure to foreign currency risk as a result of transactions denominated in foreign currencies, arising from normal trading. The currencies which primarily give rise to this risk are United States dollars and Japanese Yen. The Company enters into forward currency contracts to hedge against its foreign currency risk resulting from anticipated sale and purchase transactions denominated in foreign currencies, primarily in United States dollars and Japanese Yen.

The fair value of the forward currency contracts are calculated (using rates quoted by the Company’s bankers) assuming the contracts were to mature at the balance sheet date. As at March 30, 2008 and March 31, 2007, the Company does not have any outstanding forward currency contracts.

(d)	Interest rate risk

The Company’s interest rate exposure relates primarily to short-term deposits placed with financial institutions.

Surplus funds are placed with reputable banks or related company. In raising fund for its operation, the Company relies on treasury management of the holding company and hence, has limited control over the interest rate risk.

The following table sets out the carrying amount, by maturity, of the Company’s financial instruments that are exposed to interest rate risk:-

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2008

Fixed rate
Short-term deposits	8,250	—	—	—	—	—	8,250

2007

Fixed rate
Amount due from a related company	6,266	—	—	—	—	—	6,266
Short-term deposits	839	—	—	—	—	—	839
Loan from a related company	(420,000)	—	—	—	—	—	(420,000)

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

24.	Financial risk management objectives and policies (cont’d)
(d)	Interest rate risk (cont’d)

Interest on financial instruments at fixed rates are fixed until the maturity of the instrument. The other financial instruments of the Company that are not included in the above tables are not subject to interest rate risks.

(e)	Derivative financial instruments

As at March 30, 2008 and March 31, 2007, the Company does not have any outstanding forward contracts.
25.	Subsequent events
(a)	Change in shareholder and the Company’s name

On March 31, 2008, Chartered Semiconductor Manufacturing Ltd. acquired a 100% equity interest in the Company. Accordingly, the Company’s immediate holding company and ultimate holding company are Chartered Semiconductor Manufacturing Ltd. and Temasek Holdings (Private) Limited respectively, with effect from March 31, 2008. Both companies are incorporated in Singapore. The Company’s name was then changed to Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.

(b)	New Foundry Agreement

On February 15, 2008, the Company entered into a new foundry agreement with Renesas Technology Corp. (“Renesas”) to supply semiconductor products to Renesas, all in accordance with the terms and conditions of the agreement. The agreement will take effect on March 31, 2008 and will end on March 31, 2011, unless terminated earlier in accordance with the terms of the agreement. The Company is not able to reliably quantify the financial impact of this agreement.

26.	Summary of significant differences between FRS and U.S. GAAP

The Company’s financial statements have been prepared in accordance with FRS. The Company has prepared the following information in this note to present the nature and effect on the Company’s financial statements of the differences between FRS and U.S. generally accepted accounting principles (“U.S. GAAP”).

Condensed Income Statement

If U.S. GAAP had been applied, profit after taxation and comprehensive income would be adjusted as follows:

		Period from April 1, 2007 to March 30, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	Note	$’000	$’000	$’000
Profit after taxation as reported under FRS		37,264	72,779	32,340
Depreciation charges	(a)	19	19	19
Accretion expense	(a)	2	5	6
Profit after taxation and comprehensive income under U.S. GAAP		37,285	72,803	32,365

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

26.	Summary of significant differences between FRS and U.S. GAAP (cont’d)

Condensed Balance Sheets

If U.S. GAAP had been applied, shareholders’ equity would be adjusted as follows:-

		As at March 30, 2008	As at March 31, 2007
	Note	$’000	$’000
Shareholders’ equity as reported under FRS		228,311	(138,953)
Accumulated depreciation	(a)	194	175
Accretion expense	(a)	85	83

Shareholders’ equity under U.S. GAAP		228,590	(138,695)

The following table reconciles the balance sheets as reported under FRS and those that would have been reported under U.S. GAAP:-

As at March 30, 2008

		FRS	U.S. GAAP
	Note	$’000	$’000
Property, plant and equipment	(a)	222,781	222,150
Provision for restoration costs	(a)	2,507	1,597
Accumulated losses	(a)	880,689	880,410
As at March 31, 2007

Property, plant and equipment	(a)	254,350	253,990
Provision for restoration costs	(a)	2,112	1,494
Accumulated losses	(a)	917,953	917,695
Condensed Statements of Cash Flows

There are no material differences between cash flows reported in the statements of cash flows prepared in accordance with FRS and the cash flows that would be reported in the statements of cash flows prepared in accordance with U.S. GAAP.

Notes:
(a)	Asset retirement obligation
Under FRS, the Company recognized a provision for restoration costs relating to its obligation to remove its wafer fabrication buildings and return the leased land back to its original condition. This provision represents the estimated present value of expected costs to settle the liability based on current prices and current pre-tax discount rate that takes into consideration the time value of money and risks specific to the liability. The amount of the provision is capitalized as part of the carrying cost of buildings. The periodic unwinding of the discount is included in other finance expense. The estimated future costs and the discount rate are reviewed annually and adjusted as appropriate with changes in the provision added to or deducted from the carrying cost of buildings. During the period from April 1, 2007 to March 30, 2008, the discount rate (but not the estimated future costs) decreased to 4.3% which gave rise to an increase in the provision for restoration costs and cost of buildings of $290,000.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

26.	Summary of significant differences between FRS and U.S. GAAP (cont’d)

Notes:
(a)	Asset retirement obligation (cont’d)
Under U.S. GAAP, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. When an asset retirement liability is recognized, a corresponding amount is capitalized and depreciated as an additional cost of the related asset. The liability is measured based on the risk-adjusted future cash outflows discounted using a credit-adjusted risk-free rate. The unwinding of the discount rate is included in other operating expense for the period. Subsequent changes to the estimates of the timing or amount of future cash flows, resulting in an increase to the asset and liability, are discounted using the credit-adjusted risk-free rate in effect at the time of the change in estimate while downward changes in the amount of undiscounted estimated cash flows should be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

As a result of the above noted differences in how the provision for restoration costs is measured, the carrying value of buildings and related depreciation expense as well as the provision for restoration costs and related accretion expense are lower under U.S. GAAP then FRS.

Recent U.S. GAAP accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which provides guidance for measuring the fair value of assets and liabilities, and requires expanded disclosures about fair value measurements. SFAS No. 157 indicates that fair value should be determined based on the assumptions that marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions”, and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157”. FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
(Formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Notes to the Financial Statements — March 30, 2008

26.	Summary of significant differences between FRS and U.S. GAAP (cont’d)

Recent U.S. GAAP accounting pronouncements (cont’d)

The provisions of SFAS No. 157 will be applied prospectively to fair value measurements and disclosures for financial assets and financial liabilities and non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statements. While the Company do not believe the adoption of SFAS No. 157 and its related FSPs will have a material impact on the Company’s financial statements at this time, the Company will monitor any additional implementation guidance that may be issued.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS No. 159, entities will be permitted to measure various financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 159 will have a material impact on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. SFAS No. 161 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and is intended to enhance the current disclosure framework in SFAS No. 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation to better convey the purpose of the derivative used in terms of the risks that the entity is intending to manage. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement extends disclosure requirements and is not expected to have a material impact on the Company’s financial statements.

27.	Authorisation of financial statements

The financial statements for the period from April 1, 2007 to March 30, 2008 and years ended March 31, 2007 and 2006 were authorised for issue in accordance with a resolution of the directors on February 9, 2009.